Ernst & Young LLP 222 Bay Street P.O. Box 251 Toronto, ON M5K 1J7	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com/ca

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Principal Accounting Fees and Services – Independent Auditors” in this Annual Report (“Form 40-F”) of Central GoldTrust for the year ended December 31, 2013 being filed with the United States Securities and Exchange Commission, and to the use in this Form 40-F of our reports dated February 10, 2014, with respect to the financial statements of Central GoldTrust and the effectiveness of internal control over financial reporting of Central GoldTrust.

Toronto, Canada February 11, 2014

Chartered Accountants
Licensed Public Accountants